EXHIBIT 99.1

Colliers International to Strengthen U.S. Debt Finance Platform and Establish U.S. Securities Business

New Government-Sponsored Enterprise service offerings will significantly enhance capabilities

TORONTO and MINNEAPOLIS, Dec. 19, 2019 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm, Colliers International (NASDAQ and TSX: CIGI), today announced that it will acquire a controlling interest in four subsidiaries of Dougherty Financial Group LLC; Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC (together “Dougherty”). Under Colliers’ unique partnership model, Dougherty’s senior leadership will continue to drive the operations as significant shareholders, maintaining the high-quality service clients expect with the additional backing of a global platform. The transaction is subject to customary closing conditions, including receipt of regulatory approval, and is expected to close in the first half of 2020. Terms of the transaction were not disclosed.

Headquartered in Minneapolis with more than 250 professionals operating from nine offices, Dougherty provides mortgage banking, brokerage and investment banking services across 21 U.S. states. The company currently originates more than $2.5 billion of real estate loans annually, services more than $7 billion in loans and is expected to generate 2019 revenue of $100 million.

At closing, all Dougherty mortgage banking activities will be rebranded as Colliers Mortgage, LLC (“Colliers Mortgage”) and will continue to provide specialty debt financing for multifamily, healthcare and senior housing real estate through U.S. Government-Sponsored Enterprises (GSEs). This includes origination, underwriting, asset management and loan servicing for Fannie Mae, the Federal Housing Administration / U.S. Department of Housing and Urban Development (FHA/HUD) and the U.S. Department of Agriculture (USDA). Colliers Mortgage will also provide commercial property lending to institutional investors as well as loan syndication.

All securities operations of Dougherty will be rebranded as Colliers Securities, LLC and will continue to be registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) providing brokerage, investment banking, capital markets services, public finance services and other real estate related activities.

“Our partnership with Colliers is an exciting next step in our evolution and given our shared enterprising culture and commitment to excellence, we could not be happier with the new partnership,” said David Juran, who will assume the role of Chief Executive Officer and largest management shareholder of Colliers Mortgage and Colliers Securities LLC, upon closing. “Our firm has enjoyed tremendous success over the years since our founding by Mike Dougherty. We look forward to accelerating our success and growth trajectory in the future by leveraging Colliers’ best-in-class platforms and relationships for the benefit of our clients.”

“This investment firmly establishes Colliers as one of the leading players in multifamily debt and public finance capital markets in the U.S., marking a significant milestone as we continue to grow and develop our full-service capital markets capabilities,” said Gil Borok, President & CEO, Colliers International | U.S. “Combined with our current capabilities in investment sales and debt capital markets, this acquisition provides Colliers important depth, experience and growth opportunities to provide our clients with the best solutions in debt finance and advisory services.”

About Colliers International Group Inc.

Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning approximately 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

GLOBAL CONTACT:
John B. Friedrichsen
Chief Financial Officer | Global
416 960 9500

U.S. CONTACT:
Gil Borok
President & CEO, Colliers International | U.S.
818 325 4104